Exhibit 99.1

PRESS RELEASE

SMX And CARTIF To Evaluate Potential Collaboration to Accelerate
‘Physical-To-Digital’ Circular-Economy Innovation Across Spain & Europe

New York / Valladolid Spain– 4 November 2025 – SMX (Security Matters) PLC (“SMX”), the pioneer of molecular “physical-to-digital” marking for supply-chain transparency, and CARTIF, one of Spain’s leading non-profit technology research centres, have entered into a non-binding letter of intent, with the purpose of seeking to create a framework to integrate SMX’s end-to-end tracing platform into CARTIF’s extensive portfolio of sustainability and Industry 5.0 projects.

The goal of the Letter of Intent is to evaluate the application of SMX’s molecular marking technology for strategic material based projects led by CARTIF, to identify complementary technological synergies that can enhance the integration of SMX’s molecular tracking solutions within broader digitalisation and circular economy frameworks. In addition, the Letter of Intent contemplates CARTIF contributing technologically to SMX-led initiatives or joint projects through its expertise in advanced process digitalisation and waste valorisation.

SMX believes that any ultimate binding agreement between the parties could help local companies, communities and government departments in Spain’s Castilla y Leon region and its industrial sector and manufacturing hub, initially, with an ultimate goal to target the rest of Spain and throughout Europe, to track critical materials, authenticate products, and unlock new funding mechanisms that speed the transition to a circular economy.

The collaboration with CARTIF contemplated by the Letter of Intent is expected to put a powerful, digitalized traceability tool directly in the hands of one of Europe’s most versatile applied-research centres. By embedding SMX’s molecular markers and blockchain analytics into CARTIF’s pilot plants and living-lab programmes, it may be able streamline proof-of-concept testing, strengthen grant applications, and shorten the path from lab discovery to industrial deployment.

The combined platform is targeting measurable circular-economy gains for sectors as diverse as food and beverage packaging, renewable-energy components, construction materials, automotive plastics, and critical-raw-material refining, potentially giving CARTIF and its regional stakeholders a competitive edge as Spain and the EU tighten ESG disclosure and recycled-content targets.

The Letter of Intent contemplates a 120-day evaluation period, and the collaboration is subject to the execution of definitive agreements between the parties.

CARTIF Deputy General Manager and Head of R&D Programmes Department Sergio Sanz commented:

“As a non-profit innovation centre, our mission is to scout, validate and deploy technologies that help our stakeholders, whether public agencies or private enterprises, meet their sustainability goals. We believe that SMX’s platform offers exactly the kind of breakthrough capability our clients need to prove and improve circular performance.”

COMPELLING FUTURE IMPACT

The potential SMX–CARTIF partnership would position Valladolid as a launch-pad for Europe’s next generation of circular-economy solutions. By fusing world-class research with industrial-scale traceability, it could deliver three decisive advantages:

1.	Scientific proof, commercial speed – Lab-to-market pathways to be shortened, potentially giving manufacturers a rapid route to compliant, high-value recycled inputs.

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PRESS RELEASE

2.	Finance-ready transparency – Real-time, tamper-proof data designed to unlock sustainability-linked finance, potentially turning environmental performance into tangible cash-flow benefits.
3.	Ecosystem multiplier – Open innovation across packaging, renewables, construction, automotive and critical-minerals sectors, potentially creating a network effect with the goal of raising Spain’s competitiveness in meeting EU Green Deal targets.

SMX believes that circularity requires more than ambition—it needs verifiable data that every stakeholder can trust. SMX is seeking with CARTIF to move beyond pilots to build an ecosystem where every molecule has a digital passport and every recycled resource commands its true market value, with an ultimate goal of Spain, and Europe, leading the global transition from linear consumption to regenerative growth.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

About CARTIF

Founded in 1994, CARTIF is a private, non-profit technology centre that delivers applied R&D, analytical testing and innovation management across energy, food, industry, construction, health and environmental sectors. The centre leads competitive projects at regional, national and EU level, supporting public entities and companies in topics ranging from smart cities and energy efficiency to circular economy and biotechnology.

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PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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